Exhibit 99.3

450 Lexington Avenue New York, New York 10017 +1.212.850.2800 Phone +1.212.850.2929 Fax andrewskurthkenyon.com Paul N. Silverstein +1.212.850.2819 Phone paulsilverstein@andrewskurth.com

May 5, 2017

VIA EMAIL, FEDEX AND COURIER

Keith Gottfried, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Ave. NW

Washington, DC 20004-2541

Dear Mr. Gottfried:

We write on behalf of our clients, TAR Holdings, LLC (“TAR Holdings”) and Karen Singer.

On May 3 and May 4, 2017, your client, SITO Mobile, Ltd. (the “Company”), issued two press releases and letters (together, the “Fight Letters”) in connection with its mailing of the Consent Revocation Statement (the “Revocation Statement”), dated May 2, 2017, to the Company’s stockholders. The Fight Letters and Revocation Statement purport to respond to the Consent Solicitation Statement, filed on May 2, 2017, by Stephen Baksa and Thomas Candelaria (together, the “Baksa Group”), in which the Baksa Group seeks, among other things, to replace the current members of the board of directors (the “Board”) of the Company with a new slate of directors proposed by the Baksa Group.

Notwithstanding that neither TAR Holdings nor Mrs. Singer (nor any of their respective representatives) has any affiliation with the Baksa Group or connection to the Baksa Group consent solicitation, the Fight Letters and Revocation Statement contain numerous spurious and defamatory allegations regarding Mrs. Singer, the sole member of TAR Holdings,1 and members of her family. Such allegations include that (i) TAR Holdings and Mrs. Singer are acting in concert (or are members of a Section 13 “group”) with the Baksa Group, and (ii) there exists an “undisclosed” agenda relating to an acquisition of the Company by Evolving Systems, Inc. for the benefit of Mrs. Singer and her family.

Such allegations are false and unsupported. Indeed, on May 4, 2017, Evolving Systems, Inc. issued a press release in which, among other things, it stated “unequivocally that it has no current or reasonably foreseeable agenda or intent to acquire SITO.”** Moreover, neither TAR Holdings nor Mrs. Singer has any agreement or arrangement with the Baksa Group (as a member of a “group” under the Securities and Exchange Act of 1934 or otherwise) or is a “participant” with respect to the Baksa Consent Solicitation Statement. As you are fully aware, on April 7, 2017, TAR Holdings submitted a notice to the Company of its intent to nominate directors to the Board at the 2017 annual meeting of stockholders of the Company.

1 Notwithstanding the Company’s unfounded allegations to the contrary, Mrs. Singer has sole voting and dispositive control over all shares of common stock of the Company held by TAR Holdings.

** See “Evolving Systems Responds to Comments Made by SITO Mobile in its SEC Filings,” StreetInsider (May 4, 2017), https://www.streetinsider.com/Press+Releases/Evolving+Systems+Responds+to+Comments+Made+by+SITO+Mobile+in+its+SEC+Filings/12861023.html

May 5, 2017

Contrary to the Company’s baseless allegations, TAR Holdings’ request that the Board waive the terms of that certain Section 382 Tax Benefits Preservation Plan purportedly adopted by the Company on April 3, 2017 (the “Purported Poison Pill”) and Section 203 of the Delaware General Corporation Law to permit TAR Holdings to acquire up to 19.9% of the common stock of the Company is in no way intended to facilitate an acquisition of the Company by Evolving Systems, Inc.2 TAR Holdings and Ms. Singer believe that the shares of common stock of the Company are undervalued and that, if the current members of the Company’s Board and management are replaced with competent fiduciaries, shareholder value will be significantly increased.

While the Fight Letters and the Revocation Statement focus extensively (and irrelevantly) on Mrs. Singer and her family, strangely, they do not contain any mention whatsoever of the troubling history and current state of certain present members of the Board and the Company. Specifically, among other things, the Fight Letters and the Revocation Statement fail to disclose that:

Richard “Rory” O’Connell:

•	In 2011, while Richard “Rory” O’Connell, the Company’s interim Chief Executive Officer, served as Chief Financial Officer of Emergent Capital, Inc. (f/k/a Imperial Holdings, Inc.) (“Imperial”), Imperial was the subject of a probe by the U.S. Attorney’s Office for the District of New Hampshire (the “USAO”) in connection with misrepresentations on life insurance applications made by Imperial and claims of securities fraud in connection with Imperial’s premium finance business. We understand that such USAO investigation resulted in Imperial: (i) voluntarily agreeing to terminate its premium finance business, which accounted for approximately 58.2% of Imperial’s revenues in the year ended December 31, 2011; (ii) terminating various members of its senior staff; (iii) forcing its President and Chief Operating Officer to resign; and (iv) agreeing to pay the United States Government $8 million.[3]

•	Mr. O’Connell (along with Imperial and various other members of management at Imperial) was named as a defendant in no less than four (4) separate class action lawsuits brought by Imperial stockholders alleging rampant misconduct in Imperial’s premium financing unit that sparked a criminal investigation and hobbled Imperial’s business.[4] We understand that such class action stockholder lawsuits resulted in: (i) payment by or on behalf of the defendants of approximately $14 million to the shareholder plaintiffs; and (ii) issuance of warrants to purchase 2 million shares of Imperial common stock, which warrants had a fair market value of approximately $5.4 million and represented approximately seven percent (7%) of the outstanding shares of Imperial common stock.[5]

2 TAR Holdings hereby renews its request for a waiver of both the Purported Poison Pill and Section 203 of the DGCL.

3 See Form 10-K filed by Imperial Holdings, Inc., on October 5, 2012.

4 See Fuller v. Imperial Holdings, Inc., et al., Case No. 11CAO15075 MB (AD) (Fla. 15th Cir. Ct. 2011); City of Roseville Employees Retirement System v. Imperial Holdings, Inc., et al., Case No. 11CAO16944 MB (AD) (Fla. 15th Cir. Ct. 2011); Sauer v. Imperial Holdings, Inc., et al., Case No. 1 l-cv-81282-KLR (S.D. Fla.); Pondick v. Imperial Holdings, Inc., et al., Case No. 11-cv-81347-KLR (S.D. Fla.).

5 See “Life Insurance Financier Settles Investor Suit for $14M,” LAW360 (Aug. 2, 2013), https://www.law360.com/articles/462350/life-insurance-financier-settles-investor-suit-for-14m. See also Form 10-K filed by Imperial Holdings, Inc., on March 10, 2014.

May 5, 2017

•	We further understand that during Mr. O’Connell’s tenure at Imperial, Imperial was the subject of investigations by both the Securities and Exchange Commission (the “SEC”) and Internal Revenue Service (the “IRS”).[6]

•	It appears that, while Mr. O’Connell served as Imperial’s CFO, Imperial’s stock price plummeted from approximately $12 per share to approximately $4 per share. Unsurprisingly, given the apparent rampant misconduct at Imperial and the tumbling stock price, Mr. O’Connell left Imperial in May 2016.[7]

Lawrence Firestone:

•	In July 2013, Lawrence Firestone, the current Interim Chief Financial Officer of the Company, was terminated for cause by Qualstar Corporation (“Qualstar”) from his position as Chief Executive Officer of Qualstar.[8]

•	Following Mr. Firestone’s termination for cause, Qualstar (i) sued Mr. Firestone for alleged breach of fiduciary duty, breach of loyalty, breach of duty of care, and the commission of corporate waste, and (ii) sought to enjoin the payment of Mr. Firestone’s severance package as a result of such breaches.[9]

The Fight Letters and the Revocation Statement also fail to explain how the current Board is competent to manage the Company when, among other things:

•	Promptly following filings by Company stockholders indicating their belief that the Company had been mismanaged and that significant changes needed to be made at both the Board and management level, the Board adopted (i) Amended and Restated Bylaws on March 23, 2017, and (ii) the Purported Poison Pill, each with incredibly restrictive provisions which appear intended to entrench current members of the Board and management and thwart legitimate stockholder action.

•	The Board caused the Company to use corporate funds to pay (i) approximately $400,000 on professional fees in connection with the present proxy contests, which amount is anticipated by the Company to reach at least $800,000, and (ii) $131,000 in connection with the adoption of the Purported Poison Pill.[10]

6 See Form 10-K filed by Imperial Holdings, Inc. on October 5, 2012.

7 See Form 8-K filed by Imperial Holdings, Inc. on May 9, 2016.

8 See Schedule 14A filed by Qualstar Corporation on June 4, 2014.

9 See Schedule 14A filed by Qualstar Corporation on June 4, 2014.

10 See Form 8-K filed by SITO Mobile, Ltd., on May 4, 2017.

May 5, 2017

•	The Board is causing the Company to pay Mr. Firestone, an interim CFO that was recently terminated for cause and sued by Qualstar for various alleged breaches of fiduciary duties, $50,000 per month.[11] We understand that Mr. Firestone is employed part-time by SITO and has a full-time position as the President and CEO of Firepower Technology Inc. (located in California).[12]

•	The Company is the subject of a pending class action litigation brought by a stockholder of the Company on behalf of all investors who purchased or otherwise acquired the Company’s common stock between February 9, 2016, and January 2, 2017, in which, among other things, the plaintiff alleges that during 2016 the Company violated Sections 10(b) and 20(a) of the Securities and Exchange Act by making materially false and/or misleading statements about its business, operations, and prospects.[13]

•	TAR Holdings believes that the Company has continued its pattern of making misleading statements regarding its performance by touting its Q1 2017 performance in its Fight Letters when, in fact, in Q1 of 2017, we understand the Company incurred a loss from continuing operations of $3.1 million, or $0.15 per share for Q1 of 2017, as compared to a loss of $1.8 million, or $0.11 per share for Q1 of 2016.[14]

TAR Holdings believes that the foregoing, among other things, evidences the inability of the current Board to manage properly the Company’s affairs and business in the best interests of the Company’s stockholders. TAR Holdings further believes that the Company’s Board and management should focus on managing the Company rather than wasting valuable time and Company resources disparaging and making improper and groundless allegations against TAR Holdings, Mrs. Singer and members of Mrs. Singer’s family that are not relevant to the Company and its continued underperformance.

Notwithstanding the Company’s apparent disregard for the interests of its stockholders, TAR Holdings (i) remains open to engaging with the Company’s Board and management to attempt to reach a mutually agreeable resolution that would avoid the need for an election contest at the 2017 annual meeting, and (ii) reserves all rights with respect to any of its claims, or the Company’s claims, against the Board, management, and the Company’s advisors.

If you have any questions or would like to discuss the foregoing, please feel free to contact us.

Sincerely,

/s/ Paul N. Silverstein

Paul N. Silverstein

cc:	Karen Singer, TAR Holdings LLC Betsy Bernard, SITO Mobile, Ltd. Marcelle Balcombe, Sichenzia Ross Ference Kesner LLP

11 See Schedule 14A filed by SITO Mobile, Ltd., on May 2, 2017.

12 See “Company Overview of FirePower Technology, Inc.,” Bloomberg, https://www.bloomberg.com/research/stocks/private/snapshot.asp?privcapid=256745234.

13 See Roper v. Sito Mobile Ltd., et al., Case No. 2:17-cv-01106 (D.N.J.).

14 See Form 8-K filed by SITO Mobile, Ltd. on May 3, 2017.

May 5, 2017

TAR Holdings LLC, Karen Singer and the other participants to be named therein (the “Participants”), intend to file a preliminary proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the 2017 Annual Meeting of Stockholders or any special meeting held in lieu thereof to elect directors (the “Annual Meeting”) of SITO Mobile, Ltd. (the “Company”). As of the date hereof, TAR Holdings LLC directly owns 2,100,718 shares of the Company’s common stock, and Ms. Singer indirectly owns 2,100,718 shares of the Company’s common stock as the member of TAR Holdings LLC. Additional information regarding the interests of the Participants will be included in the Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting.

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the definitive Proxy Statement and any other documents filed by the Participants with the SEC in connection with the Annual Meeting at the SEC’s web site (http://www.sec.gov). In addition, the Participants will provide copies of the proxy statement without charge, when available, upon request. Requests for copies should be directed to the Participants’ proxy solicitor.